                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1


                           FRISCH'S RESTAURANTS, INC.
                           --------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    358748101
                                    ---------
                                 (CUSIP Number)

  JAMES R. CUMMINS, ESQ., BROWN, CUMMINS & BROWN CO., L.P.A., 3500 CAREW TOWER,
             441 VINE STREET, CINCINNATI, OHIO 45202 (513) 381-2121
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 13, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF 5 PAGES)






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CUSIP NO. 3587-48101                SCHEDULE 13D                     PAGE 2 OF 5
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Mr. Jack C. Maier     -     ###-##-####
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [ ]      (b) [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                 PF, OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States Citizen
--------------------------------------------------------------------------------
                        7.  SOLE VOTING POWER                       45
NUMBER OF SHARES        --------------------------------------------------------
BENEFICIALLY OWNED      8.  SHARED VOTING POWER                      0
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             9.  SOLE DISPOSITIVE POWER             153,489(1)
                        --------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER           853,367(2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,006,901
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [X]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 16.94%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                 IN
--------------------------------------------------------------------------------

(1) Includes 153,489 shares over which Mr. Maier has sole investment power, but no voting power, as Trustee of the Annette Frisch Trust dated January 4, 1991. Sole voting power of these shares was given to Blanche F. Maier as Voting Trustee pursuant to a Voting Trust Agreement dated June 26, 1997, which is attached as an exhibit hereto.

(2) Includes (i) 764,197 shares over which Mr. Maier, Craig F. Maier and Karen
F. Maier share investment power only, but have no voting power, as Co-Trustees of the Trust established under the Will of David Frisch, deceased (the "David Frisch Trust") and (ii) 89,170 shares over which Mr. Maier and Blanche F. Maier (Mr. Maier's wife) share investment power, but over which Mr. Maier has no voting power, as Co-Trustees of the Trust established under the Will of Shirley
F. Heinichen, deceased (the "Heinichen Trust"). Sole voting power over the shares described above which are owned by the David Frisch Trust and the Heinichen Trust was given to Blanche F. Maier as Voting Trustee pursuant to a Voting Trust Agreement dated June 26, 1997, which is attached as an exhibit hereto.


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CUSIP NO. 3587-48101                SCHEDULE 13D                     PAGE 3 OF 5
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                             ADDITIONAL INFORMATION

         This filing contains information previously reported on Form 3's, Form 4's, Form 5's and Frisch's Restaurants, Inc.'s Schedule 14A's.

ITEM 1.  SECURITY AND ISSUER:
         --------------------

         No change.

ITEM 2.  IDENTITY AND BACKGROUND:
         ------------------------

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

         No change.


ITEM 4.  PURPOSE OF TRANSACTION:
         -----------------------

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:
         -------------------------------------

                  (a)      See page 2, nos. 11 and 13.

                  (b) Jack C. Maier beneficially owns 1,006,901 shares pursuant to the Act and the regulations promulgated thereunder. This includes:

                           (i) 45 shares over which Mr. Maier has sole voting and investment power;

                           (ii)     764,197 shares over which Mr. Maier, Craig
                                    F. Maier and Karen F. Maier share investment power only but have no voting power as Co-Trustees of the David Frisch Trust;

                           (iii) 89,170 shares over which Mr. Maier and Blanche F. Maier share investment power only and over which Mr. Maier has no voting power as Co-Trustees of the Heinichen Trust; and

                           (iv) 153,489 shares over which Mr. Maier has sole investment power, but no voting power, as Trustee of the Annette Frisch Trust.

                           Not included in this amount are 40,404 shares owned by Blanche F. Maier, Mr. Maier's wife, as to which Mr. Maier disclaims beneficial ownership.

CUSIP NO. 3587-48101                SCHEDULE 13D                     PAGE 4 OF 5
--------------------------------------------------------------------------------

                           Mrs. Blanche F. Maier, 2800 Gilbert Avenue,
                           Cincinnati, Ohio 45206, is a Director of Frisch's and is the General Partner of JBM Limited Partnership. Mrs. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                           Mrs. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding andy violation with respect to such laws. Mrs. Maier is a United States citizen.

                           Mr. Craig F. Maier, 2800 Gilbert Avenue, Cincinnati, Ohio 45206, is the President and Chief Executive Officer and a Director of Frisch's. Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Maier is a United States citizen.

                           Ms. Karen F. Maier, 2800 Gilbert Avenue, Cincinnati, Ohio 45206, is the Vice President of Marketing at Frisch's. Ms. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Maier is a United States citizen.

                  (c) Jack C. Maier gifted 94,131 shares on 11/13/98 and 1,000 shares on 11/18/98 to JBM Limited Partnership.

                  (d) Jack C. Maier and Blanche F. Maier serve as Co-Trustees of the Annette Frisch Trust dated January 4, 1991, therefore they each share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Trust. Jack C. Maier, Craig F. Maier and Karen F. Maier serve as Co-Trustees of the David Frisch Trust, therefore they each share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Trust.

                  (e)      N/A


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CUSIP NO. 3587-48101                SCHEDULE 13D                    PAGE 5 OF 5
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER:
         ----------------------------

         No change.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:
         ----------------------------------

          No change.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 22, 1999               /s/ Jack C. Maier
                                        ----------------------------
                                        MR. JACK C. MAIER